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23003086

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8-24152

MAR 3 1 2023

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Judge & Associates, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

495 Bell Drive
(No. and Street)

Des Plaines	IL	60016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Alice Judge	847-204-8296	judge_alice@[illegible].com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

David Lundgren & Company Certified Public Accountants. Chtd.
(Name – if individual, state last, first, and middle name)

505 N. MurLen Road	Olathe	KS	66062
(Address)	(City)	(State)	(Zip Code)

01/05/2015	6075
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, [illegible], swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of [illegible] as of [illegible] 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ATANAS VALKANOV
Official Seal
Notary Public - State of Illinois
My Commission Expires Jul 16, 2025

Signature: [illegible]

Title: [illegible]

Notary Public
03/29/2023

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ■ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements [illegible] 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the [illegible] 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report [illegible] CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures [illegible] as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed [illegible] a statement that no material inadequacies exist [illegible]
- ☐ (z) Other:

**To request confidential treatment of certain portions of the filing [illegible] applicable.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders
of Judge & Associates, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Judge & Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Judge & Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(1) (the Customer Protection Rule) and (2) Judge & Associates, Inc. stated that Judge & Associates, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Judge & Associates, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Judge & Associates, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas

March 29, 2023

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Judge & Associates, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Judge & Associates, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Judge & Associates, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Judge & Associates, Inc.'s management. Our responsibility is to express an opinion on Judge & Associates, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Judge & Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

David Lundgren & Co

We have served as Judge & Associates, Inc.'s auditor since 2023.

Olathe, Kansas
March 29, 2023

Judge & Associates, Inc
495 Bell Drive
Des Plaines, IL 60016

March 29, 2023

David Lundgren & Co. CPAs, Chtd.
505 N. MurLen Road
Olathe, KS 66062

This representation letter is provided in connection with your audit of the financial statements of Judge & Associates, Inc., which comprise the statement of financial condition as of December 31, 2022, and the related statements of operations, changes in member's equity, and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes and schedules (collectively referred to as the "financial statements"), for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of March 29, 2023, the following representations made to you during your audit.

- We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 17, 2023, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.
- The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.
- We have provided you with:
    - Access to all financial records and other information of which we are aware that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters, including the names of all related parties and all relationships and transactions, including any side agreements, with related parties.
    - Additional information that you have requested from us for the purpose of the audit.
    - Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.
    - Minutes of the meetings of stockholders, directors, and committees of directors, or summaries of actions of recent meetings for which minutes have not yet been prepared, if any.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.
- We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.
- The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

- All material transactions have been properly recorded in the accounting records and reflected in the financial statements.
- We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.
- We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    - Management,
    - Employees who have significant roles in internal control, or
    - Others where the fraud could have a material effect on the financial statements.
- We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.
- We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.
- Related-party relationships or transactions, including sales, purchases, loans, transfers, leasing arrangements, guarantees, and amounts receivable from or payable to related parties, have been properly accounted for and adequately disclosed in the financial statements.
- Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.
- Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.
- The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected misstatements is attached to the representation letter.
- The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.
- Guarantees, whether written or oral, under which the Company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.
- All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.
- There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.
- All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.
- There are no securities or investments not readily marketable owned by us or pledged to secure assets loaned pursuant to subordinated agreements.
- The Company has assessed the impact of FASB ASC 740, Income Taxes , and has determined that no material liability is required to be recorded.
- There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.
- We are not aware of any pending or threatened litigation, claims, or assessments, or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with U.S. GAAP, and we have not consulted a lawyer concerning litigation, claims, or assessments.
- There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.
- There are no side agreements, implicit provisions, unstated customary business practices, or other arrangements (either written or oral) that have not been disclosed to you.

- The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.
- Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.
- We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.
- We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.
- We have identified all accounting estimates that could be material to the financial statements, and we confirm the appropriateness of the methods and the consistency in their application, the accuracy and completeness of data, and the reasonableness of significant assumptions used in developing the accounting estimates reported in the financial statements.
- We understand and acknowledge our responsibility for the fair presentation of the Schedules in accordance with U.S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe Schedules I, II, and III, including its form and content, is fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of Schedules I, II, and III have not changed from those used in the prior period. The form and content Schedules I, II, and III complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.
- There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2022 or through March 29, 2023.
- There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.
- We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for maintaining compliance with the exemptive provisions of Rule 15c3-3 3 and/or maintaining the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer Reports*, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule." Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:
    - Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
    - Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

  We believe that our practices and procedures were adequate at December 31, 2022 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2022.
- We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, that the company claimed an exemption from SEC Rule 15c3-3 under subsection (k)(1), are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.
- The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 and/or met the requirements to file an exemption report under footnote 74 of SEC Release No. 34-70073, *Broker-Dealer*

Reports, and the SEC's "Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule" at all times during the year ended December 31, 2022 and through March 29, 2023.

- Net capital computations prepared by us during the period January 1, 2022 through December 31, 2022 indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.
- There were no significant deficiencies or material weaknesses at December 31, 2022 or during the period January 1, 2023 through March 29, 2023, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).
- There is no outstanding past due PCAOB accounting support fees.
- There are no revenues that the Company is aware of that need to be accrued based on earnout percentages of prior year deals.
- We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1(c)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Signature: Alice J. Judge

Title: CEO / FINOP

Signature: Alice J. Judge

Title: CCO

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

March 29, 2023

To the Stockholders of Judge & Associates, Inc.

In connection with our audit of the financial statements and supplemental information of Judge & Associates, Inc. for the year ended December 31, 2022, we will issue our report thereon dated March 29, 2023. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2022. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Judge & Associates, Inc. in its 2022 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses to account for revenue recognition.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company had no critical accounting estimates affecting the financial statements.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. The financial statement disclosures are neutral, consistent, and clear.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule I, II and III that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements.* Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Judge & Associates, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

JUDGE & ASSOCIATES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2022

<FILED PURSANT TO RULE 17a-5(d) UNDER THE SECURITIES EXCHANGE ACT OF 1934>

JUDGE & ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash	$10,350
Accounts Receivable	$1,064
Total Assets	**$11,414**

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts Payable	$1,064
Liabilities	**$1,064**

STOCKHOLDER'S EQUITY

Common stock, $1par value, 1,000 shares authorized, issued and outstanding	$1,000
Paid-in Capital	$9,350
Retained Earnings	$ 0
Total stockholder's equity	**$10,350**
Total Liabilities and stockholder's equity	**$11,414**

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2022

Revenue	
Commissions and fees	$12,314
Total Revenue	**$12,314**
Expenses	
Dues, fees and assessments	$ 4,757
Medical Expenses	$ 1,857
Rent Expenses	$ 3,000
Office Expense	$ 0
Auto Expenses	$ 2,700
Total Expenses	**$12,314**
Net Income	**$ - 0 -**

The accompanying notes to the financial statement are an integral part of this statement.

JUDGE & ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2022

	Common Stock	Paid in Capital	Retained Earnings	Total
Balance, Beg. of Year	$1,000	$9,350	$ 0	$10,350
Net Income for the Year	0	0	0	0
Balance, End of Year	$1,000	$9,350	$0	$10,350

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2022

Cash Provided by Operating Activities

Net Income	$ 0	
Increase in Accounts Receivable	$515	
Increase in Accounts Payable	$(515)	
Net cash from (to) operating activities		$ 0
Net increase (decrease) in cash		$ 0
Cash at beginning of year		$10,350
Cash at end of year		$10,350

Supplemental Information:

The following cash amounts were paid during the year ending December 31, 2022 for:

Interest Expense	$ 0
Income Taxes	$ 0

The accompanying notes to the financial statements are an integral part of this statement.

JUDGE & ASSOCIATES, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

(1) Organization and Nature of Business

The Company was incorporated in Illinois on August 28, 1979.

The Company is a broker/dealer registered with the Securities and Exchange Commission and a member of the Financial Industry Regulatory Authority, Inc. The Company is engaged in the sale of mutual funds.

(2) Summary of Significant Accounting Policies

Use of Estimates

The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related revenue and expenses are recorded on the settlement date.

The Company recognizes revenue in accordance with FASB, Topic 606. Commissions earned from the sale of mutual funds, investment company shares and mutual fund trail commissions represent Judge & Associates" major portion of the business. For all income categories, Judge & Associates, Inc. considers revenue to be generated when the BD satisfies a performance obligation. Revenue is considered earned when a) Evidence of an arrangement exists; b)The Fee is fixed or able to be determinable; c)Performance has occurred; and d) Collectability is reasonably assured.

Securities Owned

Securities are valued at quoted market value. The resulting difference between cost and market value is included in income.

Cash Flows

The Company's policy is to include cash on hand and amounts due from banks in the reporting of cash flows.

(3) Related Party Transactions

The Company has entered into leasing arrangements whereby the Company pays the sole shareholder $212.50 per month for an auto lease and $250 per month for office rent. These activities resulted in auto expense of $2,700 and rent expense of $3,000 during the year ended December 31, 2022. There are no amounts outstanding as of December 31, 2022 and these payments are continuing on a monthly basis.

(4) **Net Capital Requirements**

The Company is a broker/dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Company is required to maintain minimum "net capital" equivalent to $5,000 or 6 2/3% of "aggregate indebtedness", whichever is greater, as these terms are defined.

Net capital and aggregate indebtedness change from day to day, but at December 31, 2022, the Company had net capital and net capital requirements of $9,286 and $5,000, respectively. The net capital rule may effectively restrict the payment of cash dividends.

(5) Accounting For Uncertainty In Income Taxes

The company recognizes and measures its unrecognized tax benefits in accordance with the provisions of Accounting Standards Codification, *Income Taxes* (ASC 740). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company believes that is has appropriate support for any tax positions taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

The Company's earliest tax return subject to examination is the year ended December 31, 2019.

(6) **Exemption From SEC Rule 15c3-3**

The Company is a non-clearing broker-dealer that does not carry securities accounts for customers or perform custodial functions relating to customer securities and is therefore exempt from the reserve requirements under SEC Rule 15c3-3.

(7) **Subsequent Events**

In accordance with the provisions set forth in FASB ASC Topic 855, *Subsequent Events*, management has evaluated subsequent events through March 29, 2023 the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

Judge & Associates, Inc.

Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1

December 31, 2022

Computation of net capital	
Total members' equity	$10,350
Deduct members' equity not allowable for net capital	$ 0
Total members' equity qualified for net capital	$10,350
Deductions and/or charges:	
Nonallowable assets:	
Accounts Receivable	$ 1,064
Furniture and equipment	$ 0
Net capital before haircuts on securities positions	$9,286
Haircuts on securities:	
Trading and investment securities:	
Other securities	0
Net Capital	$9,286
Computation of basic capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$5,000
Net capital in excess of net capital requirement	$4,286
Computation of aggregate indebtedness	
Aggregate indebtedness	$1,064
Ratio of aggregate indebtedness to net capital	% 11

There are no material differences between the above computation and the Company's corresponding unaudited Form FOCUS Part IIa filing as of December 31, 2022.

See Auditor's Report.

SCHEDULE II

JUDGE & ASSOCIATES, INC.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2022

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

SCHEDULE III

JUDGE & ASSOCIATES, INC.

Information Relating to Possession or Control Requirements pursuant to Rule 15c3-3

December 31, 2022

The Company did not handle any customer cash or securities during the year ended December 31, 2022 and does not have any customer accounts.

See Auditor's Report.

JUDGE & ASSOCIATES, INC.

REVIEW OF EXEMPTION REPORT

DECEMBER 31, 2022

JUDGE & ASSOCIATES, INC.

EXEMPTION REPORT

Judge & Associates (the Company) is a registered broker dealer subject to Rule 17a5 promulgated by the Securities and Exchange Commission (17c. F. R f240.07a5, "Reports to be made by certain broker and dealers"). This exemption report was prepared as required by 17.cF.R. $240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17c. F.R. f240.bc3-3 under the following provisions of 17c.F.R.$240.15c3-3(k)(1).

2. The Company met the identified exemption provisions in 17c. F.R. f240.15c3-3(k)(l) throughout the most recent fiscal year without exception.

Judge & Associates, Inc.

I. Alice J. Judge, swear (or affirm) that to the best of my knowledge and belief, this exemption report is true and correct.

Alice J. Judge

Alice J. Judge

President

Date: March 29, 2023